Exhibit 99.1

OKYO Pharma Announces New Data Showing Favorable Corneal Nerve Outcomes in Phase 2 Study for Neuropathic Corneal Pain

●	Patients treated with 0.05% urcosimod demonstrated directionally favorable improvements in nerve fiber count and fiber length, trends not observed in the placebo group
●	These findings suggest that urcosimod may have a positive impact on corneal nerve health in patients with neuropathic corneal pain
●	Corneal nerve imaging data from the Phase 2 NCP trial were analyzed using in vivo confocal microscopy

London and New York, NY, December 11, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, is pleased to announce new analyses of corneal images from the recently completed placebo-controlled, randomized, double-masked, Phase 2 clinical trial of urcosimod in neuropathic corneal pain (NCP). Patients treated with 0.05% urcosimod demonstrated not only a positive reduction in neuropathic corneal pain, but also favorable changes in corneal nerve structure which were not observed in the placebo group.

Data compiled from nerve growth analyses that were an exploratory endpoint in the recently completed 18-patient trial of urcosimod demonstrated a favorable impact on corneal nerve health. Patients treated with 0.05% urcosimod showed median increases in total nerve fiber count (+2.0, n/0.16 mm², IQR 0.54 to 3.63) and total nerve fiber length (+2.6 mm/mm², IQR 1.55 to 5.67; p = 0.057 vs placebo). In contrast, the placebo group exhibited median decreases in total nerve fiber count (–1.92, n/0.16 mm², IQR –2.79 to –0.04) and total nerve fiber length (–1.63 mm/mm², IQR –3.76 to 0.63). This exploratory dataset, exhibiting consistent and meaningful directional improvements for 0.05% patients on urcosimod across key anatomical endpoints, highlights urcosimod’s potential to support corneal nerve restoration and reinforces its promise as a first-in-class therapeutic approach for neuropathic corneal pain that warrants further investigations. All values represent median (n = 4).

* IQR = (Inter Quartile Range)

“These early nerve regeneration signals are highly encouraging and biologically meaningful,” said Pedram Hamrah, MD, FARVO, Principal Investigator, and currently Professor of Ophthalmology at University of South Florida. “The fact that we are seeing consistent directional improvements in both nerve fiber count and nerve fiber length, suggests that urcosimod may not only reduce pain but also support the restoration of corneal nerve architecture. This represents an important step toward establishing additional mechanistic insights for urcosimod in NCP.

“These results provide early evidence that urcosimod may help restore corneal nerve structure in patients suffering from neuropathic corneal pain,” said Raj Patil, PhD, Chief Scientific Officer of OKYO Pharma. “While exploratory, these findings reinforce our long-standing belief that targeting the chemerin receptor pathway may open a new therapeutic avenue for patients with neuropathic corneal pain. We are encouraged by the biological activity observed and believe they provide an important foundation for the continued development of urcosimod.”

About Neuropathic Corneal Pain (NCP)

NCP is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but is thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated, with limited success by various topical and systemic treatments in an off-label fashion. There is presently no FDA-approved drug to treat NCP.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a corneal neuropathic pain mouse model, respectively. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and is currently planning a second larger, multicenter trial of urcosimod in NCP patients that is planned to start in Q1 2026.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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